Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tapville Franchising Inc.
216 S. Washington Street
Naperville, IL 60540
https://www.tapville.co

Up to $3,930,000.00 in Class B Common Stock at $6.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tapville Franchising Inc.
Address: 216 S. Washington Street, Naperville, IL 60540
State of Incorporation: DE
Date Incorporated: June 08, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 1,600 shares of Class B Common Stock
Offering Maximum: $3,930,000.00 | 628,800 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $6.25
Minimum Investment Amount (per investor): $200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives*</u>

**Previous Tapville investors receive 3% Bonus Shares

Franchisees can credit 50% of their investment towards a franchise fee. Offer valid for qualified franchisees.

$250+ | The Beer Expert

Invest $250+ and you'll receive a 5% Tapville discount to use at all Tapville locations, plus you will receive free access to our online beer education course to become a world-class beer expert.

$500+ | I Am Beer Legend

Invest $500+ and you'll receive our online beer education course and a 10% Tapville discount card.

$1,000+ | The Pour Master

Invest $1,000+ and you'll receive our online beer education course and a 15% Tapville discount card.

$5,000 | My Beer

Invest $5,000+ and you'll receive our online beer education course and a 25% Tapville discount card.

$10,000 | The Owner

Invest $10,000+ and you'll receive our online beer education course and a 50% Tapville discount card.

**All perks occur when the offering is completed.*

***Previous investeors will received 3% Bonus Shares in addition to whatever other investment incetives they qualify for.*

****Investment incentives do not stack, i.e. investment incentive tiers cannot be combined, and an investor will only receive the incentives associated with the hightest tier for which they qualify. The previous investor bonus is the only exception.*

<u>The 10% StartEngine Owners' Bonus</u>

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.25 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $625. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Tapville Franchising Inc. is a franchising & licensing company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. In addition, we license our products to entertainment venues, hotel, hospitality, and other venues.

Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices, and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which is how we generate revenue. In exchange for the franchise fee and royality, Tapville Franchising Inc. provides training, support, and marketing for the franchise locations.

Tapville Franchising Inc. was originally formed in Illinois as Tapville Social Franchising, LLC in December 2018. In June 2020, the LLC converted to a Delaware Corporation.

Competitors and Industry

Competitors are food & beverage concepts providing craft beverages in a casual environment. Competition for franchising are concepts that sell craft beverages and food. Tapville is differentiated with a self-serve model using technology and is positioned as a category creator using self-pour, self-order, mobile technology in a hospitality establishment.

The restaurant industry was estimated at $199.5B in 2020 and is projected to grow 10.2% to $228.8B in 2022. (Source: National Restaurant Association)

Competitors in the casual food & craft beer space include restaraunt concepts such as Beerhead Bar & Eatery, Mr. Brews Taphouse, World of Beers, and The Brass Tap. These franchising competitors do not include self-pour beer in their current concepts.

Current Stage and Roadmap

Current Stage

Tapville Franchising Inc. launched two affiliate locations in 2016 (Elmhurst, IL) & 2018 (Naperville, IL) as the Red Arrow Eatery & Self-Pour. These locations were the protoype and proof of concept for the "Tapville" brand, a self-pour & self-service technology integrated taproom. These affiliate locations will be rebranding to Tapville in 2020 and will be paying royalties for the use of the brand. The success of these two initial locations, which generated over $5 million in combined total sales, since opening is why Tapville Franchising Inc. has received numerous requests to franchise the concept.

In 2019, Tapville Franchising Inc. launched "Tapville Social", a beer & wine, self-pour kiosk in Rosemont, IL. The location was one of the first retail concepts in the Midwest that offered a "strolling liqour license" that allows shoppers to purchase craft beer & wine and walk around the shopping center at the Fashion Outlets of Chicago. Subsequently, Tapville Franchising Inc. was able to secure a second liqour license in Aurora, IL at the Fox Valley Mall to launch a kiosk.

The Tapville Social kiosk is installed in two nights and fabricated offsite and can be located in a shopping mall, airport, train station, or entertainment venue. Based on our internal research, there are over 800 potential retail locations available in the United States for Tapville Social. The start-up costs for a kiosk range from $100k to $165k, which we believe make it a very attractive investment for franchisees.

Tapville Franchising Inc. owns the trademark for Tapville Social and Tapville, the brand, which is being offered as a franchise.

In 2019, Tapville Franchising Inc. developed a Franchise Disclosure Document (FDD) to offer and sell franchises. This document outlines the all aspects of owning a Tapville Social, which is governed by the Federal Trade Commission (FTC) and in certain states, a state registration as well.

<u>Future Roadmap</u>

The next stage of development is to raise funds to support franchise sales, marketing, operations, and technology for franchise expansion. Funds from the capital raise will scale franchised brick & mortar business, kiosk, and mobile kiosk business.

Investors in Tapville Franchising Inc. will be supporting the marketing, sales, brand, and operational support of franchised locations. Franchised locations pay a franchise and royalty to Tapville Franchising Inc. for the use of the trademark, proprietary processes, and training.

The Team

Officers and Directors

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: March 06, 2017 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Joseph currently does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** Red Arrow Eatery & Self-Pour
  Title: Founder
  Dates of Service: March 16, 2016 - March 16, 2017
  Responsibilities: Founded Red Arrow Eatery & Self-Pour which was the prototype for Tapville Social.

Other business experience in the past three years:

- **Employer:** Red Arrow Eatery & Self-Pour - Elmhurst
  Title: Owner
  Dates of Service: March 16, 2016 - March 16, 2017
  Responsibilities: Majority owner of Red Arrow Tap Room, a location in Elmhurst,

IL

Other business experience in the past three years:

- **Employer:** Red Arrow Eatery & Self-Pour - Naperville
  Title: Owner
  Dates of Service: March 16, 2016 - March 16, 2017
  Responsibilities: Majority owner of Red Arrow Tap Room - Naperville

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tapville Franchising, Inc. was formed on June 8, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tapville has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Dependence on Discretionary Consumer Spending
The success of the operations depends to some extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income.

Industry and Economic Conditions
The retail food and beverage industry is affected by changes in consumer tastes, economic conditions and demographic trends. Discretionary spending priorities, traffic patterns and weather conditions will also directly affect the performance of the company. In addition, factors such as inflation, increased food, labor and employee benefit costs, and a shortage of qualified employees may also adversely affect the company.

Government Regulation and Liquor License
The food and beverage industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation, safety, building and zoning requirements. While the company does not expect to have any difficulties complying with such regulations, the failure to obtain or maintain food and liquor licenses could prevent the opening of the company or have a material adverse effect on the company's financial prospects. The company will also be subject to periodic inspection by the Department of Health. The Company is also subject to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, unemployment insurance rates, workers' compensation insurance rates or other costs associated with employees could substantially increase the company's labor costs.

There is no assurance that the licenses, permits or approvals relating to the business and operations of the company will be obtained in a timely manner. In addition, future actions by the company which run afoul of legal requirements may result in the revocation of such license(s). Certain person's equity interests in the company may have to meet certain requirements, and such persons may have to submit to fingerprinting and satisfy criminal background checks, as a condition to the issuance of a liquor license for the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Tota	4,072,278	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 628,800 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

Material Rights

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,518,809 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00
Maturity Date: October 31, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Qualified Event of Offering Equity for Sale

Material Rights

Conversion Rights. If this Note has not been previously converted into Conversion Securities, then upon the occurrence of an Extraordinary Event which takes place prior to the Maturity Date, this Note and all Similar Notes shall convert into Conversion Securities except that, for purposes of computing the number of Conversion Securities for purposes of this paragraph 5, the price per share or Unit shall be determined with regard to the Extraordinary Event, as determined in good faith by the Company (the "Extraordinary Conversion"). As used herein, "Extraordinary Event" means (i) the sale of all or substantially all of the assets of the Company, (ii) a merger, consolidation or other corporate reorganization (other than a merger, consolidation or other reorganization in which the holders of the Company's equity interests as constituted immediately prior to such transaction will, immediately after such transaction, hold at least 50% of the voting power of the surviving or acquiring entity), (iii) the sale, in any one or more related transactions, of 50% or more of the Company's outstanding voting securities (unless pursuant to a third party financing or investment transaction involving the LLC) (items (i) through (iii) above a "Change of Control") or (iv) an initial public offering of the Company's securities.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $110,000.00
  Use of proceeds: Legal, marketing & sales
  Date: June 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $90,000.00
  Use of proceeds: Legal, marketing, sales
  Date: November 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 4,072,278
Use of proceeds: Issuance of founder's shares
Date: June 08, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,051,308.00
  Number of Securities Sold: 1,091,087
  Use of proceeds: Expansion
  Date: April 26, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

The Company was formed on December 6, 2018 and did not start operations until 2019. In 2020, the Company converted from an Illinois LLC to a Delaware Corporation to further expand its business. During 2019, the Company had $6,684 in revenue. However, during 2020, the Company franchise revenue was $99,474.

Cost of Sales

The Company had cost of sales of $0 in 2019, and as the Company began operations, those cost of sales increased to $50,600 in 2020.

Gross Margins

As the Company was in development over 2019, the Company recorded no gross profit or gross margins. In 2020, the gross margins were $48,874.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, contractor payments, and general and adminstrative expenses. Total operating expenses increased from $19,706 in 2019 to $311,732 in 2020. The most significant expenses in 2020 were due to increased marketing ($108,045), legal and professional fees ($117,248), investment fees ($40,113), and contractor payments ($36,931).

As a result of increased start-up costs being more than the revenue generated, the company ended up incurring a net loss in the amount of $262,858 in 2021, compared to a net loss of $13,022 in 2019.

Historical results and cash flows:

Although the Company made a loss in its first and second year, we do not think that is representative of what investors should expect. The Company received over 250 franchise inquiries. Our current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine, and our profitability is determined by closing franchise deals and collecting franchise fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchises to go to market with an entire self-service restaurant operation.

Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually become profitable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today August 5, 2021, the company has $377,843.72 in cash in the bank and accounts receivables at $117,379.49. The Company intends to raise additional funds through equity financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign will accelerate the growth targets for Tapville. The funds are not critical for company operations as we are currently generating revenue from existing locations through licensing & franchise fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company. We raised funds via convertible notes and plan to continue to raise with additional financing. We expect that the crowdfunding campaign will represent 80% of our total fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are able to operate without the fundraising campaign from existing cashflow from our current locations indefinitely at this time, this may change depending on the future market. Our current burn rate is $50k/month, so using only funds from this raise, the minimum would not allow us to operate for even a month.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that the fundraising campaign with anticipated marketing, sales, and technology expenses will provide 60 months of operations support with a monthly burn rate of about $50k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, we have not planned for future capital raises, but a few of our original convertible note investors expressed interest in investing for another round. This may be contemplated in the future if needed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Joseph Tota
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Ultcede, management company owned by CEO, Joseph Tota
Material Terms: During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultcede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services. The CEO was not accepting any salary and the $60,000 in payments were for services for Tapville.

Valuation

Pre-Money Valuation: $28,132,800.00

Valuation Details:

The pre-money valuation of $28,132,800 was determined by the Company based on an internal analysis of multiple factors including the following:

1. The value of the uniqueness of the concept being one of the first franchisor to market a self-service, self-pour operation with flexibility to grow the brand in multiple segments of brick & mortar restaurant, retail, travel, and entertainment. Tapville Franchising, Inc. is one of the first to franchise this type of concept and has over five years of operating history for proof of concept.

2. The traction of selling 28 franchise units in the past two years.

3. The proprietary data insights gathered with over $8,000,000 in revenue sales which are to be applied to optimizing future locations.

4. The growth segments of Generation Z that will peak and identify with Tapville's tech-forward model.

5. Historical valuations for tech-forward concepts that optimize data and technology receive a higher multiple on valuation.

6. A loyalty program that has over 25,000 members.

7. The value of the Company's trademark and intellectual property including, but not limited to training, workflows, designs, software configurations, operating manuals, marketing methodologies, and customer data insights.

8. The experience of the advisory team that includes Sean Thomas, grandson to Dave Thomas, founder of Wendy's, Brandt Kucharski, chief accounting officer of Grubhub, and Robert Turner, former Regional President of Whole Foods. The advisory team provides deep experience with scaling and monetizing concepts.

9. The awards and nominations from our first locations which include being named the Top 100 Most Innovative Companies by the Chicago Innovation Awards.

10. An existing pipeline of franchise prospects with 250+ inquiries with requests to franchise our concept.

11. The process to go-to-market to sell franchises by creating the Franchise Disclosure Document (FDD), a document outlining the franchise for prospects in accordance with regulations from the Federal Trade Commission.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $200,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing and advertising costs related to promoting campaign on StartEngine.

If we raise the over allotment amount of $3,930,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing of franchise concept to prospective franchisees and consumers. Marketing includes advertising, conventions, SEO, social media, and public relations.

- *Research & Development*
  12.0%
  Technology enhancements to core technologies. Proceeds will be used to enhance our existing technologies.

- *Operations*
  20.0%

Proceeds will be used to support the opening and support of new franchised locations.

- *Working Capital*
  10.0%
  Proceeds will be used to support ongoing working capital needs of business.

- *Location Unit Development*
  29.5%
  Development of locations to be design, built, and sold to franchise operators.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tapville.co (www.tapvillesocial.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tapville

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tapville Franchising Inc.

[See attached]

TAPVILLE STATION FRANCHISING, LLC.

Financial Statements

December 31, 2019

(With Independent Auditors' Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Tapville Station Franchising, LLC.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Station Franchising,LLC., which comprise the balance sheet as of December 31, 2019 and the related statements of operations and members' equity and cash flows for the period then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Station Franchising, LLC., as of December 31, 2019 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
April 8, 2020

TAPVILLE STATION FRANCHISING, LLC.

Balance Sheet

December 31, 2019

Assets	
Cash	$ 1,886
Due from affiliate	10,000
Accounts receivable	1,842
Investment in franchise	98,945
Total assets	$ 112,673
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 1,788
Note payable	100,000
Total liabilities	101,788
Members' Equity	10,885
Total Members' Equity	10,885
Total Liabilities and Members' Equity	$ 112,673

See accompanying notes to financial statements.

TAPVILLE STATION FRANCHISING, LLC.

Statement of Operations and Members' Equity

For the Period from January 25, 2019 to December 31, 2019

Revenues:	
Franchise sales and other	$ 6,684
Earnings from investment in franchise	3,945
Interest income	-
	10,629
Expenses:	
Advertising and marketing	10,078
Legal and professional	8,991
Contractors	600
Taxes and licenses	75
Total expenses	19,744
Net income (loss)	(9,115)
Capital contribution	20,000
Members' Equity, beginning of period	-
Members' Equity, end of period	$ 10,885

See accompanying notes to financial statements.

TAPVILLE STATION FRANCHISING, LLC.

Statement of Cash Flows

For the Period from January 25, 2019 to December 31, 2019

Cash flows from operating activities:	
Net income (loss)	$ (9,115)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	-
Equity in earnings of investment	(3,945)
(Increase) decrease in assets:	
Due from affiliate	(10,000)
Accounts receivable	(1,842)
Investment in company owned franchise	(95,000)
Increase (decrease) in liabilities:	
Accounts payable	1,788
Net cash used by operating activities	(118,114)
Cash flows from investing activities:	
Fixed asset dispositions, net	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Note payable - proceeds	100,000
Capital contribution	20,000
Net cash provided by financing activities	120,000
Net decrease in cash and cash equivalents	1,886
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 1,886
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

1. ***Summary of Significant Accounting Policies***

Tapville Station Franchising, LLC. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

c) ***Franchise Revenues***

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from area franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. Other components of the fee are deferred and recognized as other obligations of the agreement or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

1. ***Summary of Significant Accounting Policies*** - *(Cont.)*

d) ***Accounts Receivable***

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2019, a total of $0 in accounts were reserved.

e) ***Income Taxes***

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members.

The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax year 2019, the tax year which remains subject to examination by major tax jurisdictions as of December 31, 2019.

f) ***Cash Flows***

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

1. *Summary of Significant Accounting Policies* - *(Cont.)*

g) *Pervasiveness of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

h) *Long-Lived Assets*

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) *Concentration of Credit Risk*

The Company maintains cash in checking accounts with federally insured banks.

j) *Fair Value*

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. *Investment in Franchise*

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2019, the franchise income was $3,945.

3. *Property and Equipment*

Property and equipment at December 31, 2019, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the period ended on December 31, 2019 amounted to $0.

4. *Note Payable*

On November 20, 2019, the Company entered into a note payable to an investor totaling $100,000. Interest is simple and non-compounding at 6% per annum. All unpaid principal and interest on the Note is due on the maturity date, October 31, 2022, unless the maturity date is accelerated as provided in the Note or the outstanding amount is converted into securities, as provided in the Note. The balance outstanding on the Note at December 31, 2019 is $100,000.

5. *Franchise Sales and Agreements*

The Company started offering franchises in February of 2019. As of December 31, 2019, one (1) franchise has been recorded as sold.

The Company will enter into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

6. Subsequent Events

Management has evaluated subsequent events through April 8, 2020, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

Tapville Franchising, Inc.

Financial Statements
and
Independent Auditor's Report

December 31, 2020

Tapville Franchising, Inc.
Table of Contents
December 31, 2020
(2019 is for Comparative Purposes)

REPORT

Independent Auditor's Report 1

FINANCIAL STATEMENTS

Balance Sheet 3

Statement of Operations 4

Statement of Stockholders Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

ROXIE
SAMANIEGO, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Members of
Tapville Franchising, Inc.
Naperville, Illinois

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2020 and the related statement of operations, stockholders equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Roxie Samaniego, CPA PC

El Paso, Texas
March 27, 2021

3123 Savannah Avenue El Paso. Texas 79930 www.roxcpa.com

FINANCIAL STATEMENTS

See independent auditor's report and accompanying notes

Tapville Franchising, Inc.
Balance Sheet
December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 124,054	$ 1,886
Accounts receivable	40,697	1,842
Escrow	21,465	
Inventory	11,108	
Total current assets	197,324	3,728
Noncurrent assets		
Rosemont Investment	72,101	98,945
Total noncurrent assets	72,101	98,945
Total assets	$ 269,425	$ 102,673
Liabilities and stockholders equity		
Current liabilities		
Accounts payable	$ 2,213	$ 1,955
Total current liabilities	2,213	1,955
Note payable	-	90,000
Total liabilities	2,213	91,955
Stockholders equity		
Preferred stock, par value $0.0001, 3,000,000 shares authorized; no shares issued and outstanding as of December 31, 2020		
Common stock - Class A, par value $.0001, 8,000,000 shares authorized; 4,072,278 shares are issued and fully diluted at December 31, 2020; Class B, par value $.0001, 5,000,000 shares authorized; 427,722 shares are issued and fully diluted at December 31, 2020; Class B shares issued and outstanding 564,991	564,991	
Retained earnings	(297,779)	10,718
Total stockholders equity	267,212	10,718
Total liabilities and stockholders equity	$ 269,425	$ 102,673

See independent auditor's report and accompanying notes

Tapville Franchising, Inc.
Statement of Operations
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Income:		
Franchise fee	$ 37,000	$ 6,684
Royalties	34,886	-
Technology licensing	27,588	-
Total income	99,474	6,684
Cost of goods sold	50,600	-
Gross profit	48,874	6,684
Operating expenses:		
Advertising and marketing	108,045	10,040
Contractors	36,931	-
Dues and subscriptions	4,887	-
Investment fees	40,113	-
Legal and professional fees	117,248	-
Office expenses	4,508	9,666
Total operating expenses	311,732	19,706
NET LOSS FROM OPERATIONS	$ (262,858)	$ (13,022)
Other income (expense):		
Other income	1,000	
Equity method investment gain (loss)	(26,844)	3,945
Total other income (expense)	(25,844)	3,945
NET LOSS	$ (288,702)	$ (9,077)

See independent auditor's report and accompanying notes

Tapville Franchising, Inc.
Statement of Stockholders Equity
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	Common Stock	Retained Earnings	Total
Total beginning stockholders equity, December 31, 2018	$ -	$ -	$ -
Net loss		(9,077)	$ (9,077)
Total beginning stockholders equity, December 31, 2019	$ -	$ (9,077)	$ (9,077)
Shares issued	564,991		564,991
Net loss		(288,702)	(288,702)
Total ending stockholders equity, December 31, 2020	$ 564,991	$ (297,779)	$ 267,212

See independent auditor's report and accompanying notes

Tapville Franchising, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Cash flows from operating activities		
Net loss	$ (288,702)	$ (9,077)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Equity method investment losses	26,844	(3,945)
Decrease (increase) in assets and liabilities:		
Accounts receivable	(38,855)	(1,842)
Escrow	(21,465)	-
Inventory	(11,108)	-
Accounts payable	463	1,750
Net cash used by operating activities	(332,823)	(12,659)
Cash flows from financing activities:		
Issuance of common stock	544,991	-
Loan payments	(90,000)	-
Proceeds from issuance of convertible note		90,000
Member contributions	-	20,000
Net cash provided by financing activities	454,991	110,000
Cash flows from investing activities:		
Investment into equity method investee	-	(95,000)
Net cash used by investing activities	-	(95,000)
Net change in cash and cash equivalents	$ 122,168	$ 1,886
Cash and cash equivalents, beginning of year	$ 1,886	$ -
Cash and cash equivalents, end of year	$ 124,054	$ 1,886

1. NATURE OF OPERATIONS

Tapville Franchising, Inc. (“the Company”) was formed in June of 2020 in the State of Delaware. The principal purpose of the Company is to offer and sell franchises that provide great food and craft libations. The Company is building the future of the restaurant-industry with our game-changing concept. The team, technology, and service, challenge the restaurant status quo to create an exceptional guest experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Financial Accounting Standards Board (FASB) establishes GAAP, which are contained in the Accounting Standards Codification (ASC).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable will consist of amounts due for franchise sales and will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus, trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all trade accounts receivable on December 31, 2020 to be collectible and no allowance considered necessary at this time.

Federal Income Taxes

The Company filed an election with the Internal Revenue Service to be treated as a C Corporation for all its taxable years. An C Corporation is subject to corporate income tax. Therefore, a provision or liability for income taxes has been included in these financial statements.

Intangible Assets

The Company has adopted ASC 350, Intangibles – Goodwill and Other that requires goodwill and intangible assets with indefinite lives (such as franchise development costs) no longer be amortized but be tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which it is expected to contribute directly or indirectly to future cash flows. Intangible assets with finite lives are reviewed for impairment if events or changes in circumstances indicate that the carrying value might not be recoverable.

Analysis for Impairment

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined based upon a comparison of future cash flows to the recorded value of the assets. Impairment losses are measured based upon the fair value of impaired assets. In management's opinion, there is no impairment of the Company's long-lived assets at December 31, 2020.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, contracts receivable, accounts payable, accrued expenses, and other short-term assets and liabilities. These financial instruments approximate their fair values principally because of the short-term maturities of these instruments.

Earnings (Loss) Per Share

The Company reports earnings per share in accordance with FASB ASC 260, "Earnings Per Share", which requires presentation of basic and diluted earnings per share in conjunction with the disclosureof the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

There are $4,500,000 in fully diluted shares outstanding (options and warrants) for the year ended December 31, 2020.

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed using the straight-line method of depreciation over the estimated useful life of the assets, which is 5 years.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

3. ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. No retrospective adjustments were necessary.

Revenue Recognition Policy

The Company derives its revenues primarily from the awarding new franchisees and supporting those franchisees. Revenues are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Revenue from performance obligations satisfied at a point in time consists of sales of services from franchisees. These goods are sold to individuals and businesses.

Revenue from performance obligations satisfied over time consists of the sale of services from franchisees. These services are sold to individuals and businesses.

Performance Obligations

For performance obligations related to the sale of franchise services, control transfers to the customer at a point in time. The Company's principal terms of sale are upon delivery of the services, as incurred.

For performance obligations related to franchisee services, control transfers to the customer over time. These services are sold under time-and-materials contracts. Revenue under time-and-materials contracts is recognized based on actual time incurred multiplied by the billable hourly rate stated in the contract, plus materials expense incurred.

Variable Consideration

The nature of the Company's business gives rise to variable consideration, including rebates, allowances, and returns that generally decrease the transaction price which reduces revenue. These variable amounts are generally credited to the customer, based on achieving certain levels of sales activity, product returns or price concessions.

Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

4. EQUITY METHOD INVESTMENT

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2019 and 2020, the franchise gain or (loss) was $3,945 and ($26,844), respectively. The net investment at December 31, 2019 and 2020 was $98,945 and 72,101, respectively.

5. CAPITAL STOCK

Authorized Capital

On August 6, 2020, the Company authorized the following: 3,000,000 shares of preferred stock, par value $0.0001 per share; 13,000,000 shares of common stock, par value $0.0001 per share.

Issuance of Common Stock

Common stock was issued from the conversion of convertible notes and through the Company's investment efforts through StartEngine. Common stock at December 31, 2020 is $564,991.

Fully Diluted Shares Outstanding

Aggregate 427,722 shares of common stock were issued and were fully diluted before December 31, 2020.

Aggregate 4,072,278 shares of preferred stock were issued and were fully diluted before December 31, 2020.

6. FRANCHISE SALES AND AGREEMENTS

The Company enters into franchise agreements with its franchisees. The Company's franchise agreements require the Company to provide various items to the franchisees, including, but not limited to marketing and operational support.

7. RELATED PARTY

During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultecede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services.

8. SUBSEQUENT EVENTS

Subsequent events which provide evidence about conditions that existed after the statement of financial position date require disclosure in the accompanying notes. Management evaluated the activity of Tapville Franchising, Inc. through March 27, 2021 (the date the financial statements were available to be issued) and concluded that the subsequent events listed below have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

COVID-19

In 2020, the COVID-19 outbreak in the United States has resulted in numerous government mandated closures of businesses. These recent developments have not affected the Company as of now. The Company does not know the resulting implications at this time, including the related financial impact and duration cannot be reasonably estimated at this time.

ROXIE
SAMANIEGO, CPA, P.C.

ROXIE
SAMANIEGO, CPA, P.C.

www.roxcpa.com
915.274.6073

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Tapville

A technology integrated food and beverage concept


TAPVILLE

Website | Naperville, IL | FOOD & BEVERAGE

Tapville Franchising Inc., dba Tapville, is a tech-forward food and beverage franchising and licensing concept that makes it easy to integrate self-pour technology. Innovations like advanced data collection and self-service technology give Tapville Franchising Inc locations the capacity to take remarkable strides in the optimization of the customer experience, all while drastically cutting costs of a traditional restaurant.

$0.00 raised

$1,051,308 previously crowdfunded

0 Investors	$28.1M Valuation
$6.25 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Self-service technology and advanced data analytics give Tapville Franchising Inc locations a major edge when it comes to cost-cutting, and also position the brand to appeal to tech natives
- Tapville Franchising Inc's self-pour technology allows for endless taste-testing possibilities of beer, wine, cider and cocktails as well as food
- Founded by a former consultant with expertise in technology integration, Tapville Franchising Inc also has votes of confidence from advisors with formidable credentials in franchising and tech

Since our last raise...

1. We have agreements for 30 locations (including what is open) and on pace to be at 52 locations in planning or open by the end of the year.


TAPVILLE

Welcome to Tapville

We're the franchisor and licensor of a unique data-integrated taproom, on a mission to redefine the hospitality space as we know it. Our franchisees provide a customer experience uniquely tailored to each and every customer. Our goal is to grow the infrastructure of Tapville so that more and more locations can open up with a product we've seen people love.

THE PROBLEM

Restaurants are facing rising costs and providing guests with a personalized experience is incredibly challenging

For years restaurants have operated the same way, based on the same old assumptions.

They're absorbing the rising costs of labor (the minimum wage was raised in half of all U.S. states in 2020), tolerating naive operational practices resulting in unnecessary waste, and a missed opportunity to adapt to changing market demand. Accenture's survey found that an astonishing 82 percent of consumers prefer loyalty programs that are tailored to their specific profile.

With the rise of craft beer, very few bars are equipped to offer cost-effective sampling experiences for beer-loving guests.



We believe restaurants are also one of the few industries that have severely lagged in the adoption of smart data strategies to help scale and run their businesses.

THE SOLUTION

Tapville offers a franchising and licensing model for the age of optimization.

Tapville is a franchising model that will use the latest in data analytics and self-serve technology to offer guests a smooth experience, and franchisees a system that provides a competitive advantage. As well as offering advertising support with unprecedented access to user data … that they can actually use to engage with current and future guests.

> Tapville is a franchising model that uses the latest in **data analytics** and **self-serve technology** to offer guests a smooth experience, and restaurant owners lower costs.

Between our Brick & Mortar, Kiosk, and Mobile Taproom concepts for shopping malls, airports and superstores, every location has the ability to offer exactly what their target market needs, without wasting a dollar.


Sours | Lambics | Gueuze
Pale Ales
CHARITY TAP

We take major steps to reduce the cost of labor through innovations like self pour taps (also reducing wasted draft beer, cider and wine), table tablet ordering, while upping the ceiling for customer satisfaction through an increased level of possible customization.

By using advanced data collection, our locations are able to create highly specific profiles on all of our customers, and use these insights to market to similar demographics on social media platforms. This also gives up a leg-up when it comes to tweaking the customer experience, adapting the menu options, and more.

THE MARKET

Gen Z is becoming an increasingly impactful demographic for restaurants and bars

Peak restaurant consumption tends to occur in one's late 20s and early 30s, and as Gen Z (Born between 1996-2010) ages into that sweet spot, these tech natives will be clamoring for a hospitality brand that mirrors every other part of their lives.

We believe we are also well-positioned to capitalize on the self pour trend. Thanks to our self-pour taps, our franchisees can offer sampling for beer, wine and cider creating an experience unparalleled by traditional bars, satisfying guests while collecting higher margins.

In addition to providing self-pour options, we're also giving customers shared culinary experiences that bring friends and family together


The craft beer market has grown
from 4% to 13% of all beer sales.

In 2019 there were over 770K franchise establishments, and Tapville intends on fusing the massive franchising market, as well as the increased demand for fast-casual, with a data-driven experience in order to become a major disruptor and category creator in the restaurant industry.

We believe we are positioned for growth and success in the post COVID-19 world

Now more than ever, with the lasting effects surely to be caused by the COVID-19 pandemic, we believe our contactless operating procedures, smartphone app ordering and self-pour technology will be even more desirable to guests with public health concerns.


Smartphone app ordering and self-pour technology has been even more desirable for guests that prefer a more contactless and socially distant experience.
TAPVILLE
TAPVILLE
POUR PASS

Our concept has procedures, technologies and workflows to position us as the premier hospitality establishment mitigating guest concerns for COVID-19. For example, guests can enjoy a visit to Tapville using our smartphone app for ordering, pouring drinks and paying for their visit without even touching a tablet, credit card, or paper check. Plus, we've been doing this for over 5 years and in our opinion have perfected the guest experience.

OUR TRACTION

Our restaurants have generated over $8M in lifetime sales revenue.

Between our flagship brick & mortar 4,500 foot location and all our franchise locations, Tapville restaurants have generated over $8M in lifetime sales revenue. An additional brick & mortar Tapville location is launching soon. In addition, we have two franchised kiosk locations open. We expect to have additional franchises opening in 2021, totaling 30 locations.

Combined, all Tapville and Tapville franchise locations have generated over **$8M in lifetime sales revenue**.



*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Investments in this raise may or may not include investments in to future locations. These affiliate locations currently pay a royalty to Tapville Franchising, Inc.

Our brand has also become a hot topic for outlets throughout the Chicago area like the
Chicago Tribune, and the Daily Herald.

Nominated as a candidate for:

100 Most Innovative Company by the Chicago Innovation Awards

Best New Restaurant by the Daily Herald

Through these flagship Brick & Mortar prototypes, we've been able to refine our product (thanks to our innovative approach to data analytics), and further establish Tapville to franchise our brand.

State	Open or In Progress	In the Pipeline
Illinois	6	1
Florida	11	2
Texas	11	2
Oklahoma	0	3
Connecticut	0	1
N. Carolina	1	0
California	0	5
Pennsylvania	0	1
New York	0	1
New Jersey	0	1
Indiana	0	1
Colorado	0	1
Nevada	0	1
	30	**20**

We've since added a new product that customers can franchise in the form of a kiosk location. In the Chicago area, we have two kiosks already open in shopping malls, where patrons can stroll through the shopping center with adult beverages in tow. Since then, we have had 250+ franchise inquiries hoping to become our next franchisee.



Brick and Mortar
Full sized restaurants

*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

Additionally, 7 of the top 10 REITs (real estate investment trusts) have contacted our team to inquire about adding our concept to their retail centers.

WHAT WE DO

We're a highly specialized franchising and licensing opportunity.

Our Brick & Mortar Restaurant operates carefully to bring together efficiency and outstanding customer experience.

How It Works


TAPVILLE

1. **Check In**
   Provide a credit card & photo ID to our staff. We'll issue you a Pour Pass & drinkware.

2. **Pour**
   Insert the Pour Pass. Open handle all the way to pour. Beverages are priced by the ounce and include tax & tip.

3. **Enjoy**
   Enjoy at Tapville or stroll around the shopping center with your beverage.

*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

This starts the moment guests walk in the door: They receive an RFID card (pre-authorized via their credit card), which keeps track of their tab throughout their visit. On their way out, they simply drop their card in an Express Check-out box and they're free to go. Takeout or delivery is also available via Tapville mobile ordering.


TAPVILLE
SELF-POUR CRAFT BEER & WINE

*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

Our other two models are Kiosks and Mobile Taprooms, smaller locations that can be opened in places like retail centers or airports, or, in the case of our Mobile Kiosks, dynamic locations outdoor events, festivals and private events.


TAPVILLE

*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

THE BUSINESS MODEL

Our revenue comes directly from royalties, franchise fees and licensing fees.

Franchisees pay us a franchise fee for the right to open up one of our locations. We collect a one-time franchisee fee of approximately $44k from brick & mortar and approximately $19.5k from kiosks. We train, market, and support our locations — allowing us to ensure a high degree of consistency among our locations. We also receive royalty fees from every location, and in return, we give them the right to operate using our brand and trademark.

All capital for franchisee locations are funded by the franchisee, which helps greatly reduce our upfront costs and risk.

Brick and Mortar Annual Royalty Fee

Tapville collects $120K - $210K

Kiosk Annual Royalty Fee

Tapville collects $17.5K - $40K

Tapville Business Solutions

We charge a licensing fee of $500/month to license products.

We expect our royalties to scale with the revenue of our locations - we take 5% of the location's total sales annually:

- Based on the historical performance of the Tapville flagship location, we anticipate new franchise locations to generate once fully operational in the range of $2M - $3.5M annually, in which Tapville collects $120K - $210K in royalties per location.

- We expect fully operational Kiosks to have unit volumes from $350K - $800K in which Tapville collects $17.5K - $40K in royalties per location.

With our systems, our past franchisees have already outperformed large chains and still haven't fully realized the economies of scale

The prime cost, which is the metric to gauge the success of a restaurant is the cost of goods sold such as labor, food, and beverage costs. Most large successful chain establishments typically yield 60% - 65% prime cost.

Using our technology and business model built into our franchise can deliver prime cost targets in the 48% - 55% range. We expect Tapville kiosks to deliver a low 30% - 35% prime cost.

We believe that our model for Tapville Franchised locations cuts down on the industry average waste levels by 20%, allowing us a potential gross profit on beverage sales over 82%.

We believe our business model has the ability to outperform large chains when operating at the highest level. Even though we've seen this performance at some of our first affiliate and franchised locations, that is not a guarantee that we will see the same performance at new locations. Opening new locations and new businesses contains inherent risks. We are hopeful though that as our franchise system grows, we will further increase our buying power with suppliers to reduce our cost of goods sold. In our view, large chains would have to reconfigure their entire business and operating model to realize these metrics. Today, you would be investing in the Tapville Franchising brand and helping us continue to grow.

HOW WE ARE DIFFERENT

We believe our proprietary data insights give our franchisees a leg up on competitors



*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

We compete with other food and beverage concepts to attract franchisees, and we believe one of our most valuable advantages lies in our tech-forward approach. When we pitch our concept to franchisees, we are able to back up our approach with the latest in data analytics, and promise that their franchise will have the full weight of our optimization strategies behind them.

> We are able to back up our approach with the latest in data analytics, and promise that their franchise will have **full weight of our optimization strategies** behind them.

All of our data is shared among all of our locations, and the larger we grow, the more powerful our data becomes.

Larger chains have tried to copy our model, but we believe that their ingrained processes and intractable investments make the switch far too disruptive.


Sides & Extras
Indulgences
Kids Stuff

THE VISION

Using technology to disrupt the hospitality industry and become the premier self-service franchisor

We want to completely redefine the hospitality industry by making Tapville known to everyone. Through the number of franchise applications we've been seeing, as well as the success of the eight active affiliate locations that are currently in operation, we truly believe that Tapville has the potential to create a completely new type of experience.

Interested in purchasing a franchise?

We'll deduct 50% of your StartEngine investment from our franchise fee for your own location.

(Qualified Franchise Applicants Only)

PRESS


TAPVILLE
MOBILE TAPROOM
Western Connecticut
Book an Event
203-395-1236
@TapvilleWesternConnecticut

Tapville Paves Way to Become First Self-Pour in Connecticut



Tapville Signs 10 Unit Agreement in Texas


TAPVILLE
WINE
CIDER

Tapville Opens Location in Fox Valley Mall in Aurora, IL


HOW IT WORKS

Tapville Signs 11 Unit Agreement in Florida

OUR TEAM

Major players with a history of bringing tech to hospitality

Our Founder and CEO Joseph Tota has spent over 20 years as a consultant to some of the world's largest brands in areas like technology integration and organizational development and decided to take all he'd learned and combine it with his love of excellent food and beer to start Tapville.

Alongside Joseph are a team of advisors and investors who run the gambit from franchising experts like Sean Thomas (Grandson of Dave Thomas, Founder of Wendy's), to data gurus like Brandt Kucharski, former Chief Accounting Officer of Grubhub.



WHY INVEST

We're a proven concept with a clear path toward fast-paced scale

There's one thing that every industry has in common: Technology will always be around the corner and poised to disrupt.

Hospitality is an old-fashioned industry, with a ton of inertia, but we have already proven that our concept of bringing tech to the industry was a smashing success, and our waitlist of franchisees can attest to that.



*Image of Tapville franchise location. Investors are investing only in the Tapville Franchising, Inc., which is selling the Tapville franchise model. Franchise locations currently pay a royalty to Tapville Franchising, Inc.

We believe that by taking the best parts about classic bars and restaurants — great drinks and delicious food — and eliminating the costly elements that are getting in the way, we have a business model that can become a category-defining phenomenon.

Meet Our Team



Joseph Tota

CEO & Director

Joe designed the concept of Tapville Social in 2016 during one of his frequent visits to Union Pier, Michigan, along the Red Arrow Highway. Professionally, Joe was a management consultant with Accenture and founded his own firm that was acquired. His consulting background was focused on working with large franchise companies on technology, operational training and growth strategies. Joe is an avid ultrarunner and has a deep belief that hard work, entrepreneurship and a healthy lifestyle are the keys to happiness.



Sean Thomas

Advisor

Sean's deep passion for the food and hospitality industry is in his DNA – literally. Raised in Columbus, Ohio, Sean spent his formative years immersed in the burger business through his grandfather, Dave Thomas, the founder of Wendy's.

In addition to holding various positions at Wendy's, Sean expanded his hands-on knowledge of the industry by working at Lettuce Entertain You, in various front-of-house/back-of-house roles, then graduating from the Lettuce Entertain You Enterprise internship/management program. Most recently, Sean has founded Fresh Stack Burger Company, a PE-backed, fast-casual burger concept with plans to open multiple locations in the Midwest.



Brandt Kucharski

Advisor

Brandt is the former Chief Accounting Officer at GrubHub, helping the company grow from $3 million in revenue to $1 billion in 15 years. He has experience in a variety of industries including manufacturing, professional services, hospitality, retail and financial services.

Brandt spent the first half of his career in Crowe Horwath's audit practice managing public financial statement audits and performing Sarbanes Oxley 404 consulting. He transitioned to the transaction services/investment banking group, managing private placements and buy/sell side transaction services for private equity investors, lenders and corporations.



Brian Brammeier

Advisor

Brian started his career designing and maintaining hospital computer systems for labor and delivery departments. While working toward graduating early at Illinois State University, he also worked at Discover Financial in security engineering for two years. Brian has been running BCS since 1998, taking it from a single person residential practice to a company with enterprise-pedigree consultants. In 2020, BCS merged with Ntiva, and he now serves as their Chief Strategy Officer and as well as an owner.



Stuart Baum

Advisor

Stuart is an owner/investor in Tapville Social and the Naperville, Illinois, location. He is President of LargerPond, a well-respected marketing consulting firm for growing businesses, and Managing Director of Altura Group, a business strategy and operational consulting firm. Stuart's restaurant experience goes back to having worked in all roles at a franchise steakhouse, eventually becoming head chef and de facto general manager. During his marketing career, he led the restaurateur side of the iDine (Rewards Network) launch and growth, and was a consultant for Restaurant.com, focused on restaurateur relations and retention.



Sean O'Leary

Advisor

Sean authors the influential blog Irish Liquor Lawyer and has been cited numerous times in multiple influential publications such as Forbes, Decanter, And Wine Spectator. He represents innovators in the liquor industry. Also, he lobbies on behalf of the liquor industry, and successfully lobbied the Illinois legislature to expand privileges for retailers.

Before launching O'Leary Law and Policy Group, LLC, he served as Chief Legal Counsel with the Illinois Liquor Control Commission. While at the Commission, Sean helped revolutionize the Illinois liquor industry by cracking down on illegal bootlegging, advocating for the expansion of allowable discounting practices, developing standards for contract brewing, and drafting tied-house regulations. Sean attended the University of North Carolina and received his law degree from Chicago - Kent College of Law.



Bobby Turner

Advisor

Bobby is the COO of HERBL, California's largest cannabis distributor and supply chain solutions company. Before HERBL, he served as Regional President at Whole Foods where he helped grow their retail footprint by 170%.

Prior to his role as Regional President, he served as Vice-President at Whole Foods where he oversaw pricing, placement, selection for sales in all categories and managed P&L.

He has spent more than 30 years in management at Whole Foods helping to scale the national brand as well as fostering results in business development, team building, driving revenue growth and community engagement.



Don DiBrita

Marketing Consultant

An experienced team leader, social media strategist and marketer, Don is passionate about growing communities and implementing modern digital marketing strategies.

He is a certified email and content marketer that has worked with brands in the food and beverage industry like breweries, restaurants, events and professional sports teams. Don is also the founder of a 60,000-member international beer club.



Courtney Skallerup-Wilde

Vice President of Quick Service Operations

Courtney has been working in franchise and retail operations for 15 years. The last six years were spent as a founding employee of a franchise brand that she helped grow from three locations to 84. She is passionate about building relationships and providing support to all members of the Tapville team. Courtney is responsible for working with the owners and operations team at our kiosk and mobile unit locations to ensure the business is operating effectively and efficiently.



Joshua Patrick

Senior Vice President of Franchising & Real Estate

Josh is responsible for growing the franchise brand by working with prospects all over the US to join the Tapville system. He also heads up the Real Estate team at Tapville, securing A+ locations in major US markets to expand the Tapville footprint.

Before Tapville, Joshua helped grow at Altitude Trampoline Parks of Southlake, TX where he served as the Executive Vice President of Franchise Development as well as the Executive Vice President of Global Finance.

Offering Summary

Company	Tapville Franchising Inc.
Corporate Address	216 S. Washington Street, Naperville, IL 60540
Offering Minimum	$10,000.00
Offering Maximum	$3,930,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	1,600
Maximum Number of Shares Offered	628,800
Price per Share	$6.25
Pre-Money Valuation	$28,132,800.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

**Previous Tapville investors receive 3% Bonus Shares

Franchisees can credit 50% of their investment towards a franchise fee. Offer valid for qualified franchisees.

$250+ | The Beer Expert

Invest $250+ and you'll receive a 5% Tapville discount to use at all Tapville locations, plus you will receive free access to our online beer education course to become a world-class beer expert.

$500+ | I Am Beer Legend

Invest $500+ and you'll receive our online beer education course and a 10% Tapville discount card.

$1,000+ | The Pour Master

Invest $1,000+ and you'll receive our online beer education course and a 15% Tapville discount card.

$5,000 | My Beer

Invest $5,000+ and you'll receive our online beer education course and a 25% Tapville discount card.

$10,000 | The Owner

Invest $10,000+ and you'll receive our online beer education course and a 50% Tapville discount card.

**All perks occur when the offering is completed.*

***Previous investeors will received 3% Bonus Shares in addition to whatever other investment incetives they qualify for.*

****Investment incentives do not stack, i.e. investment incentive tiers cannot be combined, and an investor will only receive the incentives associated with the hightest tier for which they qualify. The previous investor bonus is the only exception.*

The 10% StartEngine Owners' Bonus

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.25 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $625. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Thank you for consideration in investing in Tapville. I'm Joseph Tota, Founder & CEO of Tapville. I've been a consultant in the restaurant industry for over 20 years. One thing I've noticed is that there are a lot of problems and opportunities in the restaurant industry that can be solved with technology. That is why we designed Tapville, a category creator, optimizing customer data insights, while creating an exceptional guest experience.

Graphic: "A category creator: Bringing tech to hospitality"

Our concept creates a fun and experience for our guests. Our team launched our first location carefully collecting an optimizing data insights. Over the past four years, we've since opened more locations and have planned for our franchise expansion—with a perfected business model.

Graphic: "Tapville offers a franchising model for the age of optimization."

In addition to brick & mortar locations, Tapville has expanded our kiosk and mobile locations. Shopping malls, airports, super stores and outdoor events all become potential locations for Tapville. This provides amazing growth opportunities for our concept.

Franchising gives us the opportunity to expand quickly using our best practices, training and technology—paired with local operators that have a vested interest in opening their own location.

Graphic: "We're a proven concept with a clear path towards fast-paced scale"

We've built an amazing team of investors, advisors and operations. Now we need your help to scale our concept.

In the past few months, nearly everyone has been impacted by COVID-19, including restaurants. Many of the restaurants that we love and enjoy will cease to operate, and that's a difficult time for everyone.

We believe that our concept is best positioned for the future. Our contactless procedures and mobile technology make it easy for guests to have a safe an enjoyable experience at Tapville.

Now with the help of you and our community, we are ready to scale our concept.

Graphic: "Own your own stake in Tapville Social. Invest through StartEngine. Startengine.com/tapville"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/08/2020
FILED 02:29 PM 06/08/2020
SR 20205711839 - File Number 3070483

CERTIFICATE OF INCORPORATION OF TAPVILLE FRANCHISING INC.

FIRST: The name of this corporation is Tapville Franchising Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation in the State of Delaware will be 850 New Burton Road, Suite 20, City of Dover, County of Kent, 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of share of all classes of stock which the Corporation shall have authority to issue is 16,000,000, of which (i) 8,000,000 shares shall be Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), (ii) 5,000,000 shares shall be Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**" and together with the Class A Common Stock, collectively, the "**Common Stock**") and (iii) 3,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**").

FIFTH: The rights, preferences, privileges, restrictions and other matters relating to the Common Stock and Preferred Stock are as follows:

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting Rights.

2.1 Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "**Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

2.2 Class B Common Stock. Except as required by law or as otherwise expressly provided in this Certificate, the Class B Common Stock will have no voting rights, and no holder of Class B Common Stock shall be entitled to vote on any matter with respect to the holder's shares of Class B Common Stock.

2.3 No Cumulative Voting. There shall be no cumulative voting.

2.4 Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

4. Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

5. Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

6. Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to

receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

7. No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

B. PREFERRED STOCK

1. Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

1.1 the designation of the series;

1.2 the number of shares of the series;

1.3 the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

1.4 whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

1.5 whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

1.6 whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

1.7 the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

1.8 the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

1.9 the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

1.10 any other relative rights, preferences, and limitations of that series.

SIXTH: Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

The Board of Directors of the Corporation is authorized prospectively to limit or exculpate, and retrospectively to waive or release, any officer, employee or agent of the Corporation from and for personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty (if any) of such officer, employee or agent.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation, (ii) any holder of Common Stock or Preferred Stock, (iii) Joseph Tota in his capacity as an officer or agent of the Corporation, or (iv) any affiliate, partner, member, director, equityholder, employee, agent or representative of any such holder(collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or officer of the Corporation.

THIRTEENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this Article

Thirteenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Thirteenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Thirteenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors of the Corporation.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Thirteenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors of the Corporation may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Thirteenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Thirteenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Thirteenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

FOURTEENTH: By his, her or its subscription for, or purchase of, any shares of stock of the Corporation and in consideration of the receipt of such shares, each stockholder of the Corporation does thereby irrevocably and unconditionally waive, and agree to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights with respect to, any shares of Common Stock or Preferred Stock of the Corporation. This Article Fourteenth shall constitute an agreement between each stockholder and the Corporation which is binding on the stockholder and his, her or its respective successors and on any assigns of any of his, her or its shares of stock and shall be enforceable by the Corporation and its successors to the fullest extent permitted by applicable law.

FIFTEENTH: The Corporation shall not be governed or subject to Section 203 of the DGCL.

SIXTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

SEVENTEENTH: The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

EIGHTEENTH: The name and address of the incorporator is as follows:

Erin Quiggle
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601

* * *

I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, as do certify that the facts stated herein are true, and I have accordingly hereunto set my hand this 1st day of June, 2020

By: ______________________

Name: Erin Quiggle

[Signature Page –Certificate of Incorporation]